EXHIBIT 10.3

11 July 2017

Bison Capital Partners V, L.P.
233 Wilshire Blvd., Suite 425
Santa Monica, CA 90401
By email: dtrussler@bisoncapital.com

Dear Sirs

Project Coming Home – Royal Wolf Holdings Limited – Buy-Out Letter

We refer to:

- the Syndicated Facility Agreement (the **Agreement**) to be made between Royal Wolf Holdings Limited (**RWH**), Deutsche Bank AG, Sydney Branch (**DBAG**), Perpetual Corporate Trust Limited (the **Agent**) and P.T. Limited (the **Security Trustee**); and
- the letter (the **Commitment Letter**) dated on or about 3 July 2017 from DBAG to GFN Asia Pacific Holdings Pty Ltd and General Finance Corporation Inc headed "Project Coming Home – Commitment Letter", attaching the form of the Agreement to be executed by the persons stated to be a party to it.

Words and expressions which are defined in the Agreement have the same meanings when used in this letter unless otherwise defined in it.

This letter sets out the terms of the agreement between DBAG and Bison Capital Partners V, L.P. (**Bison**) as to the circumstances in which Bison will be entitled to buy-out, and require the transfer to it of DBAG's Commitment and participations in Utilisations under the Agreement.

1. DBAG will provide Bison with a copy of any notice (a **Default Notice**) sent by the Agent to the Borrowers declaring an Event of Default promptly after such notice is received by DBAG.

2. After a Default Notice has been given, following a request from Bison, DBAG will provide Bison with such information as Bison may reasonably require as to the status of all Hedging Agreements and their terms, including their mark-to-market value and the likely amount of any Novation Payment.

3. At any time when an Event of Default subsists, Bison may, by written notice (a **Buy-Out Notice**) received by DBAG during the subsistence of that Event of Default (and, if a notice has been received by Bison under paragraph 1 in respect of that Event of Default, no later than 30 days after the date of that notice), require DBAG to transfer to it, by way of novation in accordance with clauses 24.2 and 24.5 of the Agreement, all (but not part only) of DBAG's Commitment and participations in Utilisations under the Agreement and all of DBAG's rights and obligations under the Agreement, the other Finance Documents and in respect of the Transaction Security which related to DBAG's Commitment, and such notice may specify whether Bison elects to require and accept a novation of all Hedging Agreements to which DBAG is a party, in accordance with paragraph 5(e) (such election, a **Hedge Novation Election**). Bison may only exercise its rights under this paragraph 3 if at the same time is it acquiring all other Lender's Commitments and participations in Utilisations under the Agreement (to the extent such Lenders are subject to Bison's rights under this letter).

4. A Buy-Out Notice must specify a date as the Transfer Date, being a business day not more than 3 Business Days after the date on which the Buy-Out Notice is given.

5.   A Buy-Out Notice and any Hedge Novation Election are irrevocable (unless DBAG fails to comply with its obligations under this letter or a Receiver is appointed pursuant to paragraph 8). On the Transfer Date:

(a)   Bison must pay to DBAG in consideration of the novation an amount (**Transfer Price**) equal to the aggregate of:

    (i)   the outstanding principal amount of all of DBAG's participations in Utilisations as at the Transfer Date, plus interest accrued and unpaid to the Transfer Date, Break Costs, plus all other amounts outstanding to DBAG under or in respect of the Finance Documents;

    (ii)   an amount equal to the exit fee which would be payable by the Borrowers under clause 12.2 of the Facility Agreement if the payment under sub-paragraph (i) above was a prepayment of the Facilities for the purposes of that clause 12.2 of the Facility Agreement; and

    (iii)   either:

        (A)   the amount of any termination payment and other amounts outstanding to DBAG (or any of its Affiliates) under or in respect of any Hedging Agreement to which DBAG (or any of its Affiliates) is a party as at the Transfer Date; or

        (B)   if a Hedge Novation Election has been made, the Novation Payment (as defined in paragraph 5(e) below).

The Transfer Price must be received by DBAG on the Transfer Date in Australian dollars and in immediately available, freely transferable cleared funds to such accounts as DBAG advises. If the Transfer Price is not received in accordance with this paragraph on the Transfer Date, the rights of Bison and the obligations of DBAG under this letter will automatically terminate for all purposes;

(b)   DBAG and Bison must execute a Transfer Certificate and deliver it to the Agent;

(c)   Bison must deliver to the Agent all documents and information required by the Agent under clause 24.5(b) of the Agreement;

(d)   DBAG and Bison must take all other action to give effect to the transfer as is required or contemplated by clause 24 of the Agreement; and

(e)   if an Hedge Novation Election has been given, DBAG must enter into all documentation necessary to novate to Bison (or its nominee) all (but not part only) of the open transactions of DBAG (and its Affiliates) under all Hedging Agreements as at the Transfer Date and procure that DBAG (and its Affiliates) is paid all amounts payable in connection with that novation (**Novation Payment**) on the Transfer Date in Australian dollars and in immediately available, freely transferable cleared funds to such accounts as DBAG advises.

Bison must pay (or reimburse) all costs and expenses (including legal fees) reasonably incurred by DBAG, the Agent and the Security Trustee in connection with the negotiation, preparation and execution of the documentation to effect the transfer.

6.   DBAG's obligations under this letter to enter into any transfer or trade are subject to DBAG having completed all necessary "know your customer" or other similar checks and on-boarding processes in relation to the transferee or counterparty to the trade and each of its authorised signatories.

7.   Nothing in this letter restricts the rights or remedies available to DBAG or any other Finance Party under the Agreement or other Finance Documents, at any time prior to the receipt of a Buy-Out Notice. Subject to paragraph 8, after a Buy-Out Notice has been received by DBAG, DBAG must

not instruct or direct, or vote in favour of any resolution of the Lenders to instruct or direct (or, in the case of sub-paragraph (c) below, itself (or through its Affiliate)):

(a)   the Agent to give a notice under clause 23.18 of the Agreement;

(b)   the Security Trustee to exercise any right to enforce any Security Interest created by or arising under any Security Document; or

(c)   if a Hedge Novation Election was made in the Buy-Out Notice only, close-out transactions under any Hedging Agreement,

unless and until the Transfer Price is not received in accordance with paragraph 5 on the Transfer Date. For the avoidance of doubt, nothing in this letter restricts the rights of DBAG or the other Finance Parties to appoint a firm of independent accountants, insolvency practitioners or other experts to review, investigate and/or report to the Finance Parties on the affairs, performance, financial condition and business of any Obligor under clause 23.19 of the Agreement.

8.   If an administrator is appointed to an Obligor, paragraph 7 does not prevent DBAG from instructing or directing, or voting in favour of any resolution of the Lenders to instruct or direct the Agent or the Security Trustee to appoint a Receiver to that Obligor within the decision period (as defined in the *Corporations Act 2001* of Australia or the *Companies Act 1993* of New Zealand) if the decision period will end on or prior to the Transfer Date.

9.   The only remedies of Bison under or in connection with this letter (including for a breach by DBAG of this letter) will be:

(a)   to seek an injunction to restrain the transfer of DBAG's Commitments and participations in Utilisations to a third party if such transfer would place DBAG in breach of its obligations under this letter;

(b)   to seek an order for specific performance of the obligations of DBAG under this letter; and/or

(c)   to recover its direct costs, fees and expenses incurred in exercising its rights under sub-paragraphs (a) and (b) above in circumstances where DBAG is finally judicially determined to have breached this letter,

and only in circumstances where Bison has fully complied with all of its obligations under this letter (including in relation to the timing of the giving of notices and the making of payments).

In particular (and other than as set forth in 9(c), DBAG will not be liable to Bison for damages under or in connection with this letter (including for a breach by DBAG of its obligations under this letter).

10.   In consideration for the rights given to Bison under this letter, Bison undertakes to DBAG not to take any action which prejudices or is reasonably likely to prejudice:

(a)   the rights of the Finance Parties under the Finance Documents;

(b)   the enforceability of any Security Interest created by or arising under any Finance Document;

(c)   the value of the collateral subject to any such Security Interest; or

(d)   the potential recovery of the Finance Parties on enforcement of any such Security Interest.

If Bison breaches this paragraph 10, the rights of Bison and the obligations of DBAG under this letter will terminate for all purposes immediately upon DBAG providing written notice to Bison and such termination shall be DBAG's sole remedy for Bison's breach of this clause 10.

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11. If DBAG assigns or transfers or agrees to assign or transfer:

    (a)   prior to execution of the Agreement, all or part of its commitment under the Commitment Letter, as contemplated by paragraph 7a. of the Commitment Letter; or

    (b)   after execution of the Agreement, all or part of its Commitment and participation in Utilisations,

DBAG will, in either case, use reasonable endeavours to procure that any assignee or transferee (or the Agent on their behalf) executes such documents (at Bison's cost) as Bison may reasonably request for the assignee or transferee to become bound by this letter in the same manner as DBAG, so that the buy-out right of Bison under this letter will extend to 100% of the commitments of the Lenders under this letter and the Agreement.

12. Bison may not assign, novate or transfer any of its rights or obligations under this letter and its rights under this letter will terminate immediately upon Bison assigning, transferring or otherwise disposing of any of its rights under the Bison Capital Financing Documents to any party other than a special purpose vehicle formed for purposes of engaging in the financing transactions with affiliates of RWH.

13. Time is of the essence in this letter in respect of any right or obligation of Bison or DBAG to give a notice or make a payment.

14. The law in force in New South Wales governs this letter and, to the extent permitted by law, all matters in connection with this letter including any non-contractual matters. The parties submit to the exclusive jurisdiction of the courts of that place.

Please indicate your agreement to the above by signing and returning to us a copy of this letter, as indicated below.

Yours faithfully

Deutsche Bank AG, Sydney Branch

By: _____

Name: _____
Rob Taylor

Title: _____
(Attorney)

By: _____

Name: _____
Martin Thomas

Title: _____
Attorney

We accept and agree to the above.

....
Authorised Officer
Bison Capital Partners V, L.P.

Dated: JULY 6, 2017